Exhibit (d)(23)

Amended Exhibit A
(Effective as of December 13, 2025)

Name of Fund	Expense Ratio Reduction Amount (% of average net assets)	Original Effective Date	Expense Reduction Term
Amplify Seymour Cannabis ETF	1	March 1, 2020	March 1, 2027

[1]	Such amount that limits the Expense Ratio to not more than 0.75% of the daily net assets of the Fund.